UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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EXHIBIT INDEX

99.1	Press release dated April 10, 2014: Globus Maritime Limited Reports Financial Results for the 4th Quarter and Year Ended December 31st, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 10, 2014

GLOBUS MARITIME LIMITED

By:	/s/ George Karageorgiou
Name:	George Karageorgiou
Title:	Chief Executive Officer

Exhibit 99.1

Globus Maritime Limited Reports Financial Results for the 4th Quarter and Year

 Ended December 31st, 2013

Athens, Greece April 10, 2014, Globus Maritime Limited ("Globus," the “Company," “we,” or “our”), (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the 4th quarter and year ended December 31st, 2013.

Financial Highlights

	Three months ended		Year ended
	December 31,		December 31,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2013	2012	2013	2012
Net Revenue (1)	6,885	6,972	26,542	27,747
Adjusted EBITDA (2)	3,923	2,807	14,115	13,835
Total comprehensive income/(loss)	4,298	(81,244)	5,677	(82,804)
Impairment gain/(loss)	2,710	(80,244)	1,679	(80,244)
Total comprehensive income/(loss) adjusted for impairment loss	1,588	(1,000)	3,998	(2,560)
Basic earnings/(loss) per share	0.40	(8.00)	0.52	(8.22)
Basic earnings/(loss) per share adjusted for impairment loss	0.14	(0.11)	0.36	(0.30)
Time charter equivalent rate (TCE)	10,187	10,344	9,961	10,660
Average operating expenses per vessel per day	4,873	5,321	4,580	4,736
Average number of vessels	7.0	7.0	7.0	7.0

(1)

Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2)

Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of non-GAAP financial measures.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate seven dry bulk carriers, consisting of four Supramax, two Panamax and one Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	FLAG
Tiara Globe	1998	Hudong Zhonghua	Panamax	Dec 2007	72,928	Marshall Is.
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Jin Star	2010	Jiangsu Eastern	Kamsarmax	June 2010	79,387	Panama
Weighted Average Age: 7.1 Years at December 31, 2013					452,886

Current Fleet Deployment

The vessels Star Globe, Sky Globe, Moon Globe, River Globe and Tiara Globe are currently operating on short term time charters (“on spot”).

The “Jin Star” is on a bareboat charter with Eastern Media International and Far Eastern Silo & Shipping, that began during June 2010, for a period of five years (which can be extended for one year at the charterer’s option, and thereafter extended one additional year at our option), at $14,250 per day gross.

The “Sun Globe” is currently on a T/C with Cosco Qingdao until January 2015 at $16,000 per day gross.

Assuming all charter counterparties fully perform under the terms of the respective charters, and based on the earliest redelivery dates, as of the day of this press release, the Company has secured employment approximately 29% of our fleet days for the rest of 2014.

Employment Profile

Vessel	Charterer	Expiration Date (Earliest)	Type	Gross Daily rate
Tiara Globe	Spot	Spot	Spot	Spot
River Globe	Spot	Spot	Spot	Spot
Star Globe	Spot	Spot	Spot	Spot
Sky Globe	Spot	Spot	Spot	Spot
Jin Star	Eastern Media International - Far Eastern Silo & Shipping	Jan 2015	Bareboat	$14,250
Moon Globe	Spot	Spot	Spot	Spot
Sun Globe	Cosco Qingdao Shipping Co	Jan. 2015	Time charter	$16,000

Management Commentary

George Karageorgiou, President, Chief Executive Officer and Chief Financial Officer of Globus Maritime Limited, stated: “We are very pleased to report a net income of $4.3 million or $0.40 per share for the fourth quarter 2013 and $5.7 million or $0.52 per share for fiscal year 2013. We consider this a solid performance, due in part to our lean, cost-efficient operations, which saw a 4% decrease year over year, from 2012. We believe that 2014 will be a significant turning point in the trajectory of charter rates, as much of the underlying fundamentals of the dry bulk market have begun to improve. We have positioned the Company to make certain that our vessels are available for employment, in order to have the ability to capture more attractive rates upon a meaningful recovery in charter rates. For 2014, only approximately 29% of our fleet days have secured employment.

“Looking ahead, the fundamentals of the dry bulk market have shown signs of improvement over 2013, significantly and the market has already shown some signs of a potential recovery. Following a lengthy period of oversupply with regards to dry bulk ships, we’ve seen an improvement in the orderbook. In fact, 2013 new building deliveries were 37% lower than in 2012, which led to just 6% growth in the overall fleet – the slowest growth level since 2003. In addition, spot and short term charter rates continue to fluctuate, while asset values have risen throughout the end of 2013 and into the first quarter of 2014. These are strong indicators that the market sentiment is improving, along with the supply-demand balance.

“In the meantime, we remain committed to our ongoing fleet deployment strategy of short-term (Spot) time charters that maximize our revenue capability, and capitalize upon a market recovery. We maintain strong competitive advantages which include a modern fleet, tested management, efficient in-house technical and commercial management, and significant exposure to an improving dry bulk market. We continue to be optimistic about the long-term fundamentals of the industry in stimulating a more sustainable, long term recovery, one which will bring significant value to Globus, and our loyal shareholders.

Management Discussion and Analysis of the Results of Operations

Fourth quarter of the year 2013 compared to the fourth quarter of the year 2012

Total comprehensive income for the fourth quarter of the year 2013 amounted to $4.3 million or $0.40 basic earnings per share based on 10,223,804 weighted average number of shares. Total comprehensive loss for the fourth quarter of the year 2012 was $81.2 million or $8.00 basic loss per share based on 10,166,377 weighted average number of shares. If the fourth quarter of 2013 is adjusted with the gain from impairment reversal of $2.7 million and the fourth quarter of 2012 with the impairment loss of $80.2 million, total adjusted comprehensive income for the period in 2013 becomes $1.6 million or $0.14 basic earnings per share compared to total adjusted comprehensive loss for the same period in 2012 of $1.0 million or 0.11 basic loss per share.

During the fourth quarter of the year 2013, we declared a preferred dividend of $65.20 per share to the holders of our Series A Preferred Shares amounting to $0.2 million, which was paid during January 2014. There are 2,567 Series A Preferred Shares issued and outstanding as of today.

Revenue

For the three month periods ended December 31, 2013 and 2012 our Revenue was $7.5 million and $7.7 million respectively. The 3% decrease in Revenue was mainly attributed to the 3% decrease in operating days to 624 days during the fourth quarter of 2013 from 643 days for the same period last year mainly due to 19 off-hire days during which m/v Sky Globe undertook major repairs.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, decreased by $0.2 million or 7% to $2.7 million during the three month period ended December 31, 2013 compared to $2.9 million during the three month period ended December 31, 2012. It is important to note that longer periods of time are more accurate in basing conclusions on, rather than on a quarter over quarter basis. The breakdown of our operating expenses for the fourth quarter of the years 2013 and 2012 was as follows:

	2013	2012
Crew expenses	50%	46%
Repairs and spares	24%	25%
Insurance	9%	8%
Stores	9%	13%
Lubricants	6%	6%
Other	2%	2%

Average daily operating expenses during the three month periods ended December 31, 2013 and 2012 were $4,873 per day and $5,321 per day respectively a decrease mainly due to unexpected repairs performed during the fourth quarter of 2012.

Depreciation

Depreciation decreased by $1.2 million to $1.4 million during the three month period ended December 31, 2013 from $2.6 million during the respective period in 2012. The decrease in depreciation is attributed to the lower depreciable book value of the vessels resulting after the impairment charge of $80.2 million and the classification of m/v Tiara Globe as non-current asset held for sale, both during December 2012.

Amortization of fair value of time charter attached to vessels

Amortization of fair value of time charter attached to vessels during the three month periods ended December 31, 2013 and 2012 were $0.2 and $0.5 million respectively. Amortization refers to the fair value of above market time charters attached to the vessels m/v Moon Globe and m/v Sun Globe acquired during the second half of 2011, which is amortized on a straight line basis over the remaining period of the time charters. The time charter attached to m/v Moon Globe expired during June 2013.

Administrative expenses

Administrative expenses increased by $0.2 million to $0.7 million during the fourth quarter of 2013 from $0.5 million during the respective period last year mainly due to the imposition of a Greek authorities tax effective January 1, 2013, and personnel changes.

Share-based payments

During the three month period ended December 31, 2013, the company revised its estimate on the number of shares that will vest at the end of the award period, namely December 31, 2014, with reference to the long time incentive plan currently in effect based on the non-market and service vesting conditions of the award and reversed $0.4 million corresponding to the expense that had accrued from February 22, 2012 the grand date of the award.

Impairment gain/ (loss)

During the three month period ended December 31, 2013, the company recognized an impairment gain of $2.7 million with reference to the vessel Tiara Globe. During December 2012 the Company decided that the vessel Tiara Globe met the criteria to be classified as non-current asset held for sale and is subsequently measured at fair value less cost to sell. As of December 31, 2013 Tiara Globe was re-measured at fair value less cost to sell resulting in a gain of $2.7 million when compared to its carrying amount as of September 30, 2013. As of December 31, 2012 the Company performed an impairment analysis for all the vessels in its fleet by comparing projected discounted cash flows to the carrying values of the vessels. As a result of this analysis the company recognised an impairment loss of $55.8 million to the book value of six out of the seven vessels in our fleet. In addition, at the time that m/v Tiara Globe met the criteria to be classified as non-current assets held for sale was subsequently measured at the lower of its carrying amount and its fair value less cost to sell. In this respect the company recognised an impairment loss of $24.4 million.

Liquidity and capital resources

Net cash generated from operating activities for the three month periods ended December 31, 2013 and 2012 was $3.4 million and $5.6 million, respectively.

Net cash used in investing activities during the three month period ending December 31, 2013 was $1.0 million representing a time deposit with maturity of more than three months. Net cash used in investing activities during the three month period ending December 31, 2012 was $0.3 million corresponding mainly to vessel improvements performed during the period.

Net cash used in financing activities during the three month period ended December 31, 2013 amounted to $3.3 million and consisted of $5.4 million of scheduled loan installments, $0.9 million of interest and other finance costs paid less $1.0 million corresponding to the release of a pledged deposit associated to the maturity of our interest rate swap agreements and $2.0 million cash inflow with reference to a shareholders Credit Facility agreement issued for the purpose of financing general working capital needs. Net cash used in financing activities during the three month period ended December 31, 2012 amounted to $2.3 million and consisted of $1.4 million of debt repayment, $0.1 of dividends paid to holders of preferred shares and 0.8 million of interest and other finance costs paid.

Year ended December 31, 2013 compared to the Year ended December 31, 2012

Total comprehensive income for year ended December 31, 2013 amounted to $5.7 million or approximately $0.52 basic earnings per share based on 10,215,997 weighted average number of shares. If adjusted for the $1.7 million gain from impairment recognized during the year 2013, total adjusted comprehensive income for the year becomes $4.0 million or $0.36 basic earnings per share. Total comprehensive loss for the year ended December 31, 2012 was $82.8 million or $8.22 basic loss per share based on 10,142,979 weighted average numbers of shares. If adjusted for the $80.2 million impairment loss recognized during December 2012, total adjusted comprehensive loss for the year becomes $2.6 million or $0.30 basic loss per share.

During the year ended December 31, 2013 we declared preferred dividends amounting to $0.3 million in total. There are 2,567 Series A Preferred Shares issued and outstanding as of today. During the year 2012, we declared preferred dividends amounting to $0.5 million and dividends to our common shareholders of $2.5 million.

Revenue

Revenue decreased by $2.8 million, or by 9%, to 29.4 million during 2013, compared to $32.2 million during 2012 due to the unfavorable average time charter rates achieved by the vessels in our fleet during 2013. Net revenue decreased by $1.2 million, or by 4%, to $26.5 million during 2013, compared to $27.7 million during 2012. The decrease in our net revenue is primarily attributable to a decrease in average TCE rates due to the unfavorable average time charter rates achieved by the vessels in our fleet during 2013 compared to 2012, which effectively reduced our net revenues by approximately $1.5 million, assuming all other variables were held constant. The decrease in our net revenue was partly offset by a 1% increase in available days which effectively increased our net revenues by $0.3 million, assuming all other variables were held constant.

Voyage expenses

Voyage expenses during the year ended December 31, 2013 reached $2.9 million as opposed to $4.5 million during the same period last year corresponding to a decrease of 36%. Voyage expenses for the year ended December 31, 2012, included a one-time write-down of receivables of approximately $1.5 million which is primarily responsible for the aforementioned decrease in voyage expense.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, decreased by $0.4 million or 4% to $10.0 million during the year ended December 31, 2013 compared to $10.4 million last year due to our continued efforts towards operational efficiency. The breakdown of our operating expenses for the years ended 2013 and 2012 was as follows:

	2013	2012
Crew expenses	51%	50%
Repairs and spares	21%	21%
Insurance	10%	9%
Stores	9%	11%
Lubricants	7%	7%
Other	2%	2%

Average daily operating expenses during the years ended December 31, 2013 and 2012 were $4,580 per day and $4,736 per day respectively.

Depreciation

Depreciation decreased by $5.7 million to $5.6 million during the year ended December 31, 2013 from $11.3 million during the year 2012. The decrease in depreciation is fully attributed to the lower depreciable book value of the vessels resulted after the impairment charge of $80.2 million and the classification of m/v Tiara Globe as non-current asset held for sale, both during December 2012.

Amortization of fair value of time charter attached to vessels

Amortization of fair value of time charter attached to vessels during the years ended December 31, 2013 and 2012 were $1.3 and $1.8 million respectively. Amortization refers to the fair value of above market time charters attached to the vessels m/v Moon Globe and m/v Sun Globe acquired during the second half of 2011, which is amortized on a straight line basis over the remaining period of the time charters. The time charter attached to m/v Moon Globe expired during June 2013.

Administrative expenses

Administrative expenses increased by $0.2 million to $2.1 million during the year 2013 from $1.9 million during last year mainly due to the imposition of a Greek authorities tax effective from January 1, 2013.

Share based payments

During the year 2013, the company revised its estimate on the number of shares that will vest at the end of the award period, namely December 31, 2014, with reference to the long time incentive plan currently in effect based on the non-market and service vesting conditions of the award and reversed $0.2 million corresponding to the expense that had accrued from February 22, 2012 the grand date of the award.

Impairment gain/(loss)

During the year ended December 31, 2013 we recognized an impairment gain of $1.7 million with reference to the vessel Tiara Globe. As of December 31, 2013 m/v Tiara Globe, classified as held for sale, was re-measured at fair value of $11.8 million, less estimated cost to sell of $0.4 million, less deferred dry docking costs of $0.8 million resulting in a gain of $1.7 million when compared to the fair value less cost to sell as of December 31, 2012. During 2012 the Company performed an impairment analysis for all the vessels in its fleet by comparing projected discounted cash flows to the carrying values of the vessels. As a result of this analysis the company recognised an impairment loss of $55.8 million to the book value of six out of the seven vessels in our fleet. In addition, on December 4, 2012 the company decided that the vessel m/v Tiara Globe met the criteria to be classified as non-current assets held for sale and was subsequently measured at the lower of its carrying amount and its fair value less cost to sell. In this respect the company recognised an impairment loss of $24.4 million.

Interest expense and finance costs

Interest expense and other finance costs increased by $0.2 million, or 6%, to $3.6 million during the year 2013 compared to $3.4 million during last year. The increase is mainly attributed to the increase in our weighted average interest rate to 2.54% during 2013 from 2.12% during 2012.

Gain on derivative financial instruments

Both our interest rate swap agreements fixed at unfavourable terms compared to the market, reached their maturity during November 2013 resulting in a gain for the year 2013 of $0.7 million.

Liquidity and capital resources

Net cash generated from operating activities for the years ended December 31, 2013 and 2012 was $12.4 million and $14.4 million respectively.

Net cash used in investing activities during the three month period ending December 31, 2013 was $1.0 million representing a time deposit fixed during the fourth quarter of 2013, with maturity of more than three months. Net cash used in investing activities during the year 2012 was $0.3 million corresponding mainly to vessel improvements performed during the year.

Net cash used in financing activities during the year 2013 amounted to $17.1 million and consisted of $16.4 million of debt repayment, $3.5 million of interest and other finance costs paid and $0.2 million of preferred dividends, less $1.0 million corresponding to the release of a pledged deposit associated to the maturity of our interest rate swap agreements and $2.0 million cash inflow with reference to a shareholders Credit Facility agreement issued for the purpose of financing general working capital needs. Net cash used in financing activities for the year ended December 31, 2012 amounted to $11.7 million consisted mainly by $5.4 million of debt repayment, $3.0 million of dividends paid to both common and preferred shares and $3.2 million of interest and other finance costs paid.

During December 2013 the Company entered into a Shareholders Credit Facility agreement for up to $4.0 million with Firment Trading Limited, a company related through common control, for the purpose of financing general working capital needs. The facility is unsecured and will remain available for 24 months until its final maturity date during December 2015 (the “availability period”) were the Company will have to repay all drawn and outstanding amounts at that time. The Company has the right to drawdown any amount up to $4.0 million or prepay any amount during the availability period in multiples of $100 thousand. Any prepaid amount can be re-borrowed in accordance with the terms of the agreement. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn. The Company drew down $2.0 million on December 23, 2013

As of December 31, 2013, we were in compliance with all of our covenants as amended and in effect arising from our Loan and Credit Facilities.

During April 2014, the company reached an agreement with Credit Suisse on permanently revising certain terms of our credit facility as listed below:

•

The company to maintain cash and cash equivalents of not less than $5.0 million (“minimum liquidity requirement”) conditional to the company not declaring and paying dividends to common shareholders. In the event of dividend payment, the minimum liquidity requirement will increase to $7.0 million and will have to be met during a continuous period of at least three months following such payment before reduced to the original $5.0 million requirement.

•

From March 31, 2014 onwards the facility to bear interest at LIBOR plus a margin of 1.20%.

•

The company is prohibited from paying dividends to the holders of preferred shares in an amount that will exceed $0.5 million per fiscal year.

As of December 31, 2013, our cash and bank balances and bank deposits were $5.9 million and we had available $2.0 million of undrawn committed borrowing facility with respect to our Shareholders Credit Facility agreement. Our outstanding debt was $91.5 million gross of unamortized debt discount.

As of March 31, 2014, our cash and bank balances and bank deposits were $7.1 million and we had available $2.0 million of undrawn committed borrowing facility with respect to our Shareholders Credit Facility agreement. Our outstanding debt was$90.6 million gross of unamortized debt discount.

Major vessel repairs

We anticipate that two of our vessels will be dry-docked during 2014. We budget 20 days per dry-docking per vessel. Actual length varies based on the condition of each vessel, shipyard schedules and other factors.

Conference Call and Webcast

The Company’s management team will host a conference call and simultaneous internet webcast to discuss these results tomorrow, April 11, 2014, at 8:30am Eastern Daylight Time.

Conference Call Details:

Investors may access the webcast by visiting the Company’s website at www.globusmaritime.gr and clicking on the webcast link. Participants may also dial into the call 10 minutes prior to the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK), 00800-4413-1378 (from Greece), or +44 (0) 1452-542-301 (all other callers). Please quote “Globus Maritime.”

A replay of the conference call will also be available until April 18, 2014 by dialling 1-866-247-4222 (from the US), 0800-953-1533 (from the UK), or +44(0)1452 550-000 (all other callers). Access Code: 36407079# In addition, a replay of the webcast will be available on the Company’s website at www.globusmaritime.gr.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
(in thousands of U.S. dollars, except per share data)	(Unaudited)		(Unaudited)
Statement of comprehensive income data:
Revenue	7,531	7,683	29,434	32,197
Voyage expenses	(646)	(711)	(2,892)	(4,450)
Net Revenue (1)	6,885	6,972	26,542	27,747
Vessel operating expenses	(2,690)	(2,937)	(10,031)	(10,400)
Depreciation	(1,407)	(2,581)	(5,622)	(11,255)
Depreciation of dry docking costs	(94)	(179)	(434)	(763)
Amortization of fair value of time charter attached to vessels	(188)	(458)	(1,261)	(1,823)
Administrative expenses	(660)	(522)	(2,092)	(1,869)
Administrative expenses payable to related parties	(137)	(158)	(620)	(598)
Share-based payments	377	(532)	189	(977)
Impairment gain/(loss)	2,710	(80,244)	1,679	(80,244)
Other income/(expenses)	148	(16)	127	(68)
Operating profit/(loss) before financing activities	4,944	(80,655)	8,477	(80,250)
Interest income from bank balances & deposits	3	8	41	47
Interest expense and finance costs	(800)	(807)	(3,571)	(3,358)
Gain on derivative financial instruments	134	199	738	693
Foreign exchange gains/(losses), net	17	11	(8)	64
Total finance costs, net	(646)	(589)	(2,800)	(2,554)
Total comprehensive income/(loss) for the period/year	4,298	(81,244)	5,677	(82,804)

Basic earnings/(loss) per share for the period/year	0.40	(8.00)	0.52	(8.22)
Adjusted EBITDA (2)	3,923	2,807	14,115	13,835

(1) Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•

Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of total comprehensive income to Adjusted EBITDA for the periods presented:

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
(Expressed in thousands of U.S. dollars)	(Unaudited)		(Unaudited)

Total comprehensive income/(loss) for the period/year	4,298	(81,244)	5,677	(82,804)
Interest and finance costs, net	797	799	3,530	3,311
Gain on derivative financial instruments	(134)	(199)	(738)	(693)
Foreign exchange (gains)/losses net,	(17)	(11)	8	(64)
Depreciation	1,407	2,581	5,622	11,255
Depreciation of drydocking costs	94	179	434	763
Amortization of fair value of time charter attached to vessels	188	458	1,261	1,823
Impairment (gain)/loss	(2,710)	80,244	(1,679)	80,244
Adjusted EBITDA	3,923	2,807	14,115	13,835

The following figure corresponds to the breakdown of the factors that led to the increase in Adjusted EBITDA during the 4th quarter of 2013 compared to the 4th quarter of 2012:

The following figure corresponds to the breakdown of the factors that led to the increase in Adjusted EBITDA during the year ended December 31, 2013 compared to the year ended December 31, 2012:

	Three months ended		Year ended
	December 31,		December 31,
(Expressed in thousands of U.S. dollars)	2013	2012	2013	2012
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	3,418	5,638	12,357	14,370
Net cash used in investing activities	(1,017)	(341)	(1,016)	(341)
Net cash used in financing activities	(3,281)	(2,336)	(17,123)	(11,680)

(Expressed in thousands of U.S. Dollars)	As of December 31,		As of December 31,
	2013		2012
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	133,577		140,860
Other non-current assets	130		106
Total non-current assets	133,707		140,966
Cash and bank balances and bank deposits	5,889		11,653
Other current assets	4,700		4,227
Total current assets	10,589		15,880
Vessel classified as held for sale	11,366		8,876
	21,955		24,756
Total assets	155,662		165,722

Total equity	60,340		55,182

Total debt net of unamortized debt discount	91,210		105,519
Other liabilities	4,112		5,021
Total liabilities	95,322		110,540
Total equity and liabilities	155,662		165,722

	Three months ended	Year ended
	December 31,	December 31,
	2013	2012	2013	2012
Ownership days (1)	644	644	2,555	2,562
Available days (2)	644	644	2,527	2,498
Operating days (3)	624	643	2,486	2,471
Bareboat charter days (4)	92	92	365	366
Fleet utilization (5)	96.9%	100%	98.4%	98.9%
Average number of vessels (6)	7.0	7.0	7.0	7.0
Daily time charter equivalent (TCE) rate (7)	$10,187	$10,344	$9,961	$10,660
Daily operating expenses (8)	$4,873	$5,321	$4,580	$4,736

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)

Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.

(4)

Bareboat charter days are the aggregate number of days during which the vessels in our fleet are subject to a bareboat charter.

(5)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(6)

Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7)

TCE rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8)

We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Three months ended		Year ended
	December 31,		December 31,
(Expressed in thousands of U.S. dollars, except number of days and TCE rates)	2013	2012	2013	2012
	(Unaudited)		(Unaudited)

Revenue	7,531	7,683	29,434	32,197
Less: Voyage expenses	646	711	2,892	4,450
Less: bareboat charter revenue net of commissions	1,262	1,262	5,006	5,020
Net revenue excluding bareboat charter revenue	5,623	5,710	21,536	22,727
Available days net of bareboat charter days	552	552	2,162	2,132
Daily TCE rate	10,187	10,344	9,961	10,660

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 452,886 DWT and a weighted average age of 7.1 years as of December 31, 2013.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

George Karageorgiou, CEO

karageorgiou@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com

Matthew Abenante